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                                                                    EXHIBIT 12.1

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                      (AMOUNTS IN THOUSANDS EXCEPT RATIOS)
                                  (UNAUDITED)
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                                             Three Months Ended
                                                  March 31,                        Year Ended December 31,
                                        -----------------------------  ----------------------------------------------------------
                                               1999            1998       1998        1997         1996        1995       1994
                                        -------------------  --------  ----------  -----------  -----------  ---------  ---------
Earnings:
  Income (loss) before income taxes
    and cumulative effect of changes
    in accounting principles                       $18,658    $38,607  $(541,335)     $ 60,477    $ 82,652   $177,666   $115,755

  Adjustments:
    Net interest expense (1)                        18,373     20,492     78,823        77,067      58,619     47,099     18,588
    Amortization of capitalized
      interest                                         663        495      4,434         3,221       2,359      2,594      2,299
    Portion of rental expense
      representative of interest                       445        356      3,373         2,714       3,428      2,834      1,581
    Minority interest of majority-
      owned subsidiaries that have
      fixed charges                                 12,167     14,282     70,286        71,438       6,584      9,864      8,298
    Undistributed (income) loss of
      less-than-50%-owned entities                  (3,093)         -          -             -     (18,359)    (7,027)   (15,549)
                                                   -------    -------  ---------      --------    --------   --------   --------
                                                   $47,213    $74,232  $(384,419)     $214,917    $135,283   $233,030   $130,972
                                                   =======    =======  =========      ========    ========   ========   ========

Fixed Charges
  Net interest expense (1)                         $18,373    $20,492  $  78,823      $ 77,067    $ 58,619   $ 47,099   $ 18,588
  Preferred stock dividends                              -          -          -             -           -     15,727(2)  15,813(3)
  Capitalized interest                               4,230      2,876     13,720        15,604      16,571     14,043     19,982
  Portion of rental expense
    representative of interest                         445        356      3,373         2,714       3,428      2,834      1,581
                                                   -------    -------  ---------      --------    --------   --------   --------
                                                   $23,048    $23,724  $  95,916      $ 95,385    $ 78,618   $ 79,703   $ 55,964
                                                   =======    =======  =========      ========    ========   ========   ========

Ratio of Earnings to Fixed Charges                     2.0        3.1       (4.0)          2.3         1.7        2.9        2.3
  and preferred stock dividends                      =====      =====     ======         =====       =====      =====     ======

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(1)  Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(2) Increased to represent pre-tax earnings which would be required to cover such dividend requirements.

(3) Reflects actual preferred stock dividends without an adjustment for pre-tax earnings which would be required to cover such dividend requirements due to a tax benefit recognized in the period.